United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2003

ORIX Corporation
(Translation of registrant’s name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __            No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item		Sequential Page No.
1.	English translation of changes to ORIX Corporation’s Corporate Executive Officers	3

Item 1

English Translation of Changes to ORIX’s Corporate Executive Officers made public on January 10, 2003.

Name	New Position	Previous Position
Masaaki Tashiro	Corporate Senior Vice President Head, Real Estate Finance Headquarters Chairman, ORIX Asset Management and Loan Services Corporation	Corporate Senior Vice President Head, Real Estate Finance Headquarters President, ORIX Asset Management and Loan Services Corporation
Tadao Saika	Corporate Executive Officer Head, District Sales Headquarters	Head, District Sales Headquarters
Hideaki Morita	Corporate Executive Officer Deputy Head, Kinki (Osaka) Sales Headquarters	Deputy Head, Kinki (Osaka) Sales Headquarters
Eiji Mitani	Corporate Executive Officer Deputy Head, Tokyo Sales Headquarters General Manager of Branch Coordination Department I General Manager of Branch Coordination Department V	Deputy Head, Tokyo Sales Headquarters General Manager of Branch Coordination Department V

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 17, 2003	ORIX Corporation By: /s/ Shunsuke Takeda Shunsuke Takeda Director Deputy President and CFO ORIX Corporation